April 19, 2005

Mara L. Ransom
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Secured Income L.P., Schedule TO-T filed March 7, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers SEC File No. 5-54251

Dear Ms. Ransom:

Thank you for your letter dated April 5, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1. We will insure that our future tender offers indicate that a subsequent offering period will not be available, if such offers do not so provide.

2. We will delete this language in future tender offers, and we payment under this offer will not be delayed by any of the conditions in
         Section 13 (i.e., none has been triggered).

3. Assets "at our disposal" means liquid assets that include cash and marketable securities. The funds necessary to consummate this transaction are not subject to obtaining additional funds from our limited partners. The Purchasers have sufficient capital to fund all of their obligations under other outstanding tender offers even if fully subscribed. Prior to agreeing to participate in any offer, a fund must make sure it has sufficient capital to meet all of its potential obligations under other offers, including non-registered offers.

4. We still believe that discussion of the "publicly traded partnership" issue is immaterial. Nonetheless, we will include the following discussion in future offers:

                  Certain partnerships are classified as "publicly traded partnerships" and, subject to certain exceptions, are taxed as corporations for federal income tax purposes. A partnership is a publicly traded partnership if the partnership interests are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent of a secondary market). The Units are not traded on an established securities market. In the unlikely event that the Partnership becomes a "publicly traded partnership" and is not excepted from federal income tax, there would be several adverse tax consequences to the Unit holders. For instance, the Partnership would be regarded as having transferred all of its assets (subject to all of its liabilities) to a newly-formed corporation in exchange for stock which would be deemed distributed to the Unit holders in liquidation of their interests in the Partnership. In addition, if the Partnership is deemed to be a "publicly traded partnership," then special rules under Code Section 469 govern the treatment of losses and income of the Fund.

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March 21, 2005
Page 2 of 2

5. No conditions were triggered in this Offer. We agree that notification of the Unit holders as to whether we would have terminated the offer or waived the condition would have been appropriate.

Please let me know if you have any questions or further comments.

Very Truly Yours,

/s/ CHIP PATTERSON

Chip Patterson
Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com